UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



07005472

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
401 CITY LINE AVENUE SUITE #220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN SULLIVAN 610-617-2600
(Area Code- Telephone Number)


PROCESSING
2007
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BRIAN SULLIVAN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Treasurer

Title



Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Financial Group, LLLP

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2006	
ASSETS	
Cash	$ 40
Commission receivable	17,605
Securities owned - at market value	322,757
Other investments - at fair value	19
Receivable from affiliates	6,415
Exchange memberships - at cost	7
Furniture and equipment (net of accumulated depreciation of $2,283)	3,728
Prepaid compensation	1,500
Other assets	227
Total assets	$352,298
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold, not yet purchased - at market value	$ 85,625
Payable to clearing broker	111,156
Payable to affiliates	7,072
Accrued expenses and other liabilities	48,369
Total liabilities	252,222
Partners' capital	100,076
Total liabilities and partners' capital	$352,298

See Notes to Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION

(dollars in thousands)
December 31, 2006

1. ORGANIZATION:

Susquehanna Financial Group, LLLP (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company generally acts as an introducing broker and trades for its own account. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

No provision for federal or state income taxes has been made as the Company is not subject to those income taxes. Provisions for certain local taxes are computed by SIG and allocated to the Company, when applicable. The Company is subject to certain local taxes directly.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, at quoted market values, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$311,864	$ -0-
Options	10,893	85,625
	$322,757	$85,625

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2006. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2006. The resulting unrealized gains and losses related thereto are reflected in capital.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

(dollars in thousands)

4. PAYABLE TO CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's and customers' securities transactions are provided by one broker pursuant to a clearance agreement.

At December 31, 2006, all of the securities owned and securities sold, not yet purchased, and the amount payable to the clearing broker reflected on the statement of financial condition are security positions with and amounts due to this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no unsecured amounts owed to the clearing broker by these customers.

5. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2006, the Company had net capital of $83,591 which exceeded its requirement of $3,696 by $79,895.

6. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. The payable to affiliate is a management fee in the amount of $6,050 relating to these indirect operating costs.

Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $774 as of December 31, 2006.

Included in payable to affiliates are commissions payable amounting to approximately $70.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Company executes trades for various affiliates for which it receives commissions at various rates.

(dollars in thousands)

The Company has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Company on various exchanges for which it pays a monthly fee amounting to $500, or such other amount as agreed upon by the Company and Global Execution Brokers, LP for each exchange.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

The Company has a licensing agreement with Waves Licensing, LLC. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits if any, as defined in the licensing agreement. Included in receivables from affiliates are licensing fees receivable from the Company from Waves Licensing, LLC amounting to $6,412.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions.

7. COMMITMENTS:

The Company is obligated under noncancelable leases for office space expiring through April 2009. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending December 31,	
2007	$ 812
2008	933
2009	936
2010	629
2011	418
Thereafter	836
	$4,564

8. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options traded on national securities exchanges having various expiration dates. The Company also engages in the trading of equity options that are not traded on national securities exchanges. Equity options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. Risk arises in options that are not traded on national securities exchanges from potential counterparty nonperformance under the terms of the agreements. Credit risk associated with these equity options is limited to amounts recorded as assets in the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.

9. SUBSEQUENT EVENTS:

Subsequent to December 31, 2006, a Partner made capital withdrawals of $11,500.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Susquehanna Financial Group, LLLP

In planning and performing our audit of the financial statements and supplemental schedule of Susquehanna Financial Group, LLLP (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2007

END